UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

(Registrant’s Name)

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 21, 2026, DirectBooking Technology Co., Ltd. (the “Company”) issued a press release announcing that it has entered into a joint venture agreement with Beijing DeepYou Digital Technology Co., Ltd. (“DeepYou”) to establish a new company focused on AI-powered travel and hospitality solutions.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description of Exhibit
99.1	Press release of DirectBooking Technology Co., Ltd., dated July 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIRECTBOOKING TECHNOLOGY CO., LTD.

Date: July 21, 2026	By:	/s/ Tan Yu
	Name:	Tan Yu
	Title:	Chief Executive Officer, Chairman of the Board and Director